UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sharecare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

81948W104

(CUSIP Number)

Jeffrey T. Arnold

255 East Paces Ferry Road NE, Suite 700

Atlanta, GA 30305

(404) 671-4000

Copies to:

Keith Townsend

Zack Davis

King & Spalding LLP

1180 Peachtree Street, NE

Atlanta, GA 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81948W104

1.	NAMES OF REPORTING PERSONS Jeffrey T. Arnold
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 42,336,820(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 42,336,820(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,336,820
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.68%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (a) 4,364,513 shares of Common Stock (as defined below), 18,063,034 Issuer Options (as defined below) currently exercisable or exercisable within 60 days of June 21, 2024 and 800,779 restricted stock units (“RSUs”) that will vest within 60 days of June 21, 2024 held directly by Jeffrey T. Arnold (the “Reporting Person”), (b) 3,037,894 shares of Common Stock and 13,627,850 Issuer Options currently exercisable or exercisable within 60 days of June 21, 2024 held by JT Arnold Enterprises II, LLLP (“Enterprises”) and (c) 2,442,750 shares of Common Stock held by Arnold Media Group, LLC (“Media Group”). The registered holders of the referenced securities are the Reporting Person, Enterprises and Media Group. The Reporting Person controls the securities reported herein held by each of Media Group and Enterprises and has the sole power to direct the voting and disposition of such securities held by such entities through his ownership interest in such entities.

(2)	The percentage is calculated based upon 364,105,938 shares of Common Stock outstanding as of June 13, 2024, as set forth in Section 5.1(b)(i) of the Merger Agreement (as defined below).

CUSIP No. 81948W104

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on July 12, 2021 (as amended, the “Schedule”), related to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sharecare, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is hereby amended and supplemented as follows:

Agreement and Plan of Merger

On June 21, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Impact Acquiror Inc., a Delaware corporation (“Parent”), and Impact Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are affiliates of Altaris, LLC (“Altaris”).

The Merger Agreement provides that, among other things and on the terms and subject to the conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”); (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than (a) shares of Common Stock that, immediately prior to the Effective Time, are held by the Issuer and not held on behalf of third parties, immediately prior to the Effective Time, (b) shares of Common Stock that are owned by Parent or Merger Sub, in each case immediately prior to the Effective Time, (c) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any holder who is entitled to demand and properly demands appraisal of such shares of Common Stock pursuant to Section 262 of the General Corporation Law of the State of Delaware, and (d) certain shares of Common Stock that are owned by the Reporting Person which are contributed, transferred and assigned in exchange for certain equity securities in an affiliate of the Surviving Corporation pursuant to the terms of the Rollover Agreement (as defined below)) will be automatically converted into the right to receive $1.43 in cash, without interest (the “Merger Consideration”); and (iii) each share of Series A convertible preferred stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will not be converted into the right to receive the Merger Consideration and will remain issued and outstanding following the Effective Time.

The Board of Directors of the Issuer (the “Board”), acting on the unanimous recommendation of a special committee of the Board (the “Special Committee”) consisting of independent and disinterested directors of the Issuer, have approved the Merger Agreement and the transactions contemplated thereby and, subject to certain exceptions set forth in the Merger Agreement, resolved to recommend that the Issuer’s stockholders approve the adoption of the Merger Agreement.

If the Merger is consummated, the Common Stock will be delisted from the NASDAQ stock market and deregistered under the Securities Exchange Act of 1934, as amended.

Treatment of Issuer Equity Awards

As of the Effective Time, the Merger Agreement provides for the following treatment of outstanding Issuer equity awards, provided that Issuer Options and Issuer RSU Awards held by the Reporting Person shall be treated pursuant to the terms of the Rollover Agreement, as described below:

Options

•

Each option to purchase shares of Common Stock (an “Issuer Option”) that is vested or vests upon the Effective Time in accordance with its terms will be cancelled and converted into the right to receive an amount in cash (without interest) equal to the product of (a) the number of shares of Common Stock subject to the Issuer Option immediately prior to the Effective Time multiplied by (b) the excess, if any of (x) the Merger Consideration over (y) the exercise price per share of Common Stock of such Issuer Option (the “Option Consideration”).

•

Each Issuer Option that is unvested and held by participants in the Issuer’s Change in Control Plan, effective January 25, 2023 (the “CIC Plan” and participants in the CIC Plan, “CIC Plan Participants”) will automatically be cancelled and converted into a contingent right to receive (A) a cash payment, without interest (a “Contingent Cash Award”), equal to 70% of the Option Consideration and (B) a number of non-voting common units of Parent (or any parent company of Parent) (a “Contingent Unit Award”) having a capital value equal to 30% of the Option Consideration with respect to such Issuer Option, in each case generally subject to the same terms and conditions as apply to such Issuer Option immediately prior to the Effective Time.

CUSIP No. 81948W104

•

Each Issuer Option that is unvested and held by any individual who is not a CIC Plan Participant (a “non-CIC Plan Participant”) will be cancelled and converted into a Contingent Cash Award equal to the Option Consideration with respect to such Issuer Option, generally subject to the same terms and conditions as apply to such Issuer Option immediately prior to the Effective Time (except that the vesting of 70% of each such Contingent Cash Award will also be subject to certain performance-based goal(s)).

•

With respect to any Issuer Option the vesting of which is subject to stock price performance hurdles, (a) such stock price performance hurdles will be deemed to have been satisfied to the extent the Merger Consideration exceeds the applicable performance hurdle and (b) any tranches of performance-vesting options whose performance hurdles exceed the Merger Consideration shall automatically be forfeited at the Effective Time.

•

Each Issuer Option (whether vested or unvested and whether held by CIC Plan Participants or non-CIC Plan Participants) for which the exercise price per share of Common Stock is equal to or greater than the Merger Consideration will automatically be cancelled at the Effective Time without consideration.

RSU Awards

•

Each RSU award corresponding to shares of Common Stock (a “Issuer RSU Award”) that is held by a non-employee director of the Issuer Board, whether or not vested, shall be cancelled and converted into the right to receive an amount in cash (without interest) equal to (A) the number of shares subject to such Issuer RSU Award multiplied by (B) the Merger Consideration.

•

Each Issuer RSU Award held by a CIC Plan Participant will automatically be cancelled and converted into (I) a Contingent Cash Award in an amount in cash equal to (A) 70% of the number of shares subject to such Issuer RSU Award multiplied by (B) the Merger Consideration, and (II) a Contingent Unit Award with a capital value equal to (A) 30% of the number of shares subject to such Issuer RSU Award multiplied by (B) the Merger Consideration, in each case generally subject to the same terms and conditions as apply to such Issuer RSU Award immediately prior to the Effective Time. With respect to any Issuer RSU Award the vesting of which is subject to performance-based objectives, the number of shares subject to such Issuer RSU Award will be equal to (I) 125.3% for the 2023 measurement period; and (II) for incomplete measurement periods, the greater of (x) the number of shares earned based on target performance and (y) the number of shares earned based on actual performance extrapolated as of the Effective Time through the end of the applicable measurement period.

•

Each Issuer RSU Award held by a non-CIC Plan Participant (excluding non-employee members of the Board) will be cancelled and converted into a Contingent Cash Award in an amount in cash equal to (A) the number of shares subject to such Issuer RSU Award multiplied by (B) the Merger Consideration, generally subject to the same terms and conditions as apply to such Issuer RSU Award immediately prior to the Effective Time (except that the vesting of 70% of such Contingent Cash Award will also be subject to certain performance-based goal(s)). With respect to any Issuer RSU Award the vesting of which is subject to performance-based objectives, the number of shares subject to such Issuer RSU Award will be equal to (I) 125.3% for the 2023 measurement period; and (II) for incomplete measurement periods, the number of shares earned based on target performance.

Rollover Agreement

On June 21, 2024, concurrently with the execution and delivery of the Merger Agreement, affiliates of the Parent entered into a rollover agreement (the “Rollover Agreement”) with the Reporting Person. The Rollover Agreement provides, among other things, the following:

•

The Reporting Person will (1) contribute, transfer, and assign all of his rights, title and interest in certain of his shares of Issuer Common Stock as specified in the Rollover Agreement (the “Rollover Shares”)[1] to Impact Upper Parent Inc., a Delaware corporation (“Topco Inc.”), in exchange for a number of shares of common stock of Topco Inc. (“Topco Inc. Shares”) with an aggregate value equal to the value of the Rollover Shares (the “First Contribution”), and (2) immediately following the First Contribution, contribute all of his TopCo Inc. Shares to Impact Aggregator LP, a Delaware limited partnership and an affiliate of Altaris (“Topco LP”), in exchange for common units of Topco LP with an aggregate value equal to the value of the Rollover Shares.

•

Prior to the Effective Time, the Reporting Person will enter into an agreement (“Class B-1 Unit Agreement”) with Topco LP pursuant to which the Reporting Person will forfeit any Contingent Cash Awards and Contingent Unit Awards in favor of profits interests of Topco LP with a priority catch up equal to the aggregate value of the forfeited Contingent Cash Awards and Contingent Unit Awards, the full terms of such profits interests to be provided in the Class B-1 Unit Agreement.

[1]

The Rollover Shares will consist of all shares of Common Stock held by the Reporting Person immediately prior to the Effective Time, provided that the Reporting Person, and his option, may elect to reduce the number of Rollover Shares by up to 2,700,000 shares. Any such shares of Common Stock that do not constitute Rollover Shares will receive the Merger Consideration.

CUSIP No. 81948W104

•

The Reporting Person will vote or cause to be voted all shares of Common Stock beneficially owned by the Reporting Person to be voted in accordance with the Special Committee’s recommendation with respect to all matters related to the Merger Agreement, including the Merger and any other transactions contemplated by the Rollover Agreement, at all of the Issuer’s meetings of stockholders that such matters are submitted for consideration, and at all adjournments, recesses or postponements thereof.

•

The Reporting Person will not (1) pledge or encumber the Rollover Shares, or otherwise subject such Rollover Shares to any liens (other than transfer restrictions imposed by federal and state securities laws and in the organizational documents of the Issuer), (2) directly or indirectly sell, assign, hypothecate or otherwise transfer (by operation of law or otherwise, including by way of any derivative transaction) any Rollover Shares or (3) enter into any a voting agreement or arrangement (other than the Rollover Agreement) with respect to such Rollover Shares or grant any proxy or power of attorney with respect to such Rollover Shares.

•	The Reporting Person will continue to serve as Executive Chairman of the Surviving Corporation following the Effective Time.

•	There will be certain governance rights with respect to the Surviving Corporation in favor of the Reporting Person.

The foregoing descriptions of the Merger Agreement and the Rollover Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of (1) the Merger Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated by reference herein, and (2) the Rollover Agreement, a copy of which is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

CUSIP No. 81948W104

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 2 and 6 of this Schedule is incorporated by reference in this Item 5.

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 42,336,820, which represents approximately 10.68% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 364,105,938 shares of Common Stock outstanding as of June 13, 2024. The 42,336,820 shares of Common Stock beneficially owned by the Reporting Person consists of (a) 4,364,513 shares of Common Stock, 18,063,034 Issuer Options currently exercisable or exercisable within 60 days of June 21, 2024 and 800,779 RSUs that will vest within 60 days of June 21, 2024 held directly by the Reporting Person, (b) 3,037,894 shares of Common Stock and 13,627,850 Issuer Options currently exercisable or exercisable within 60 days of June 21, 2024 held by Enterprises and (c) 2,442,750 shares of Common Stock held by Media Group. The registered holders of the referenced securities are the Reporting Person, Enterprises and Media Group. The Reporting Person controls the securities reported herein held by each of Enterprises and Media Group and has the sole power to direct the voting and disposition of such securities held by such entities through his ownership interests in such entities.

(c) On May 15, 2024, the Issuer withheld 172,049 shares of Common Stock and 17,029 shares of Common Stock to satisfy the Reporting Person’s tax withholding obligations in connection with the March 15, 2024 vesting of RSUs awarded in November 2023 and June 2023, respectively, in each case valued at $0.75 per share, based on the closing sale price of Common Stock on the trading day immediately prior to the vesting date.

(d) No person, other than the Reporting Person, is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person and described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99.1	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 21, 2024).

Exhibit 99.2	Rollover Agreement.

[signature page follows]

CUSIP No. 81948W104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jeffrey T. Arnold

By:	/s/ Jeffrey T. Arnold
Date:	June 25, 2024